Exhibit 99.1

PRESS RELEASE
CHC Declares Annual Dividend	CHC Helicopter Corporation T 709.570.0700 F 709.570.0506 www.chc.ca

Tuesday, October 05, 2004, Vancouver, B.C., Canada: CHC Helicopter Corporation ("CHC") (TSX:FLY.A and FLY.B; NYSE:FLI) announced today that its board of directors has declared an annual 60 cent dividend payable quarterly at $0.15 ($CDN per share) on each Class A Subordinate Voting Share and on each Class B Multiple Voting Share. The dividend will be payable on the following dates to shareholders of record as at the close of business on the dates indicated:

Shareholder Record Date	Dividend Payment Date

Oct 25/04	Nov. 8/04

Jan 24/05	Feb. 7/05

Apr 25/05	May 9/05

July 25/05	Aug 8/05

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Derrick Sturge,
& Chief Financial Officer	Vice-President, Finance
709.570.0567	709.570.0713

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@stjohns.chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.